                    U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                   Form 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                         HAND BRAND DISTRIBUTION, INC.
                 (Name of Small Business Issuer in its charter)


              FLORIDA                                             65-0622463
  ------------------------------                     ------------------------------------
 (State or other jurisdiction of                     (I.R.S. Employer Identification No.)
  incorporation or organization)

                              9845 N.E. 2nd Avenue
                             Miami Shores, FL 33138
                    ----------------------------------------
                    (Address of principal executive offices)

                   Issuer's telephone number: (305) 759-8710
                                              --------------



          Securities to be registered under Section 12(b) of the Act:

                                      NONE

          Securities to be registered under Section 12(g) of the Act:

                                  COMMON STOCK

                                     PART I

Item 1.        Description of Business.

         Hand Brand Distribution, Inc. ("HBDC" or the Company") is filing this Form 10-SB to register its common stock and thus become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934.

We publish an informational magazine/catalog, Family Health News, four times a year which includes articles on health, nutrition, lifestyle and innovative health products and therapies. We distribute a select line of products related to these topics including books and tapes, health and nutritional supplements, lifestyle products and water filtration systems through the Family Health News, through a sales force of independent distributors recruited primarily though our catalog and through World Wide Web site on the Internet (www.familyhealthnews.com). Although most of the products we sell are developed and manufactured by others, we manufacture a line of water filtration systems which we sell. Our product line is narrowly focused and consists of approximately 120 products.

         We are a Florida corporation which was incorporated in 1995. Our executive offices are located at 9845 N.E. 2nd Avenue, Miami Shores, FL 33138 and our telephone number is 305-759-8710.

Background

         In October 1996 we acquired The Family News, Inc. which publishes Family Health News, a news catalog that is devoted to marketing a select line of innovative health and lifestyle products. The Family News was founded in 1990 to offer a subscription-based newsletter and digest focused on health, nutrition, and alternative medical therapies. Family Health News has been published quarterly since its founding in 1990.

         In January of 1997 HBDB acquired a line of water filters from The Rockland Corporation. This product line employs a proprietary filtration medium and consists of 22 models that range from 1/2 to 300 gallons per minute. We are currently manufacturing and marketing the products.

The Family Health News

         The Family Health News is published quarterly and typically contains 24-30, 11 x 17 inch pages. It is printed on newsprint in black and white with spot color. Each issue contains five to seven articles on health topics that range in length from 4,500 to 12,000 words. These treatises are designed to give readers a comprehensive range of information on a particular disease, condition, therapy or other health-related issue and generally focus on the scientific basis and design rationale behind therapeutic innovations We currently have a paid subscription base of over 10,000 people who pay $16.00 annually for the publication.

         Our articles are either written especially for the Family Health News, or are digested from other periodicals. Products that are related to the content of the feature articles are frequently offered to the reader. HBDB manufactures some of its approximately 120 advertised products and is a distributor for the remainder. The product list is continuously changed to reflect the latest research developments in health and nutrition.

Our Direct Sales Organization

         Every subscriber to the Family Health News has the opportunity to join our direct sales organization as an independent distributor. To become a distributor, a person or entity must subscribe to the Family Health News. There is no agreement or any other purchase obligation and no fees are charged to become a distributor. Distributors are offered discounts on our products ranging from 10% to 40% Distributors who recruit other distributors are entitled to a commission of the sales of such persons of approximately 3% to 15%. Each distributor is issued a unique identification number and the number included in any order is used to keep track of commissions earned. We have approximately 1,400 active distributors at the present time.

Product Selection and Pricing and Sourcing

         We have considered over 4,500 products for distribution in the last ten years and yet the Company carries only 120 products. We seek to identify products which represent effective, science-based formulas and technologies. However, as with most vitamins, herbals and nutritional supplements, such products do not undergo the vigorous scientific validation of safety and effectiveness and pre-market approval by the Food and Drug Administration required of pharmaceutical products. All products, other than our water filter line, are manufactured by established manufacturers. Some products are standard formulations and some are specially formulated for HBDB alone. The products are generally sold under the brand name of the manufacturer but approximately 24 of our products are labeled under our Hand Brand name.

         We depend upon the manufacturers of our products to conduct adequate quality control and compliance with applicable manufacturing and labeling regulations. We do not undertake independent quality testing of our products after they are received from the manufacturer.

         We do not have any long term supply contracts with the manufacturers of our products. We believe that virtually all of the products we offer are available from several sources and have not experienced any inability to obtain products in the past. We currently deal with 80 different suppliers of our products. Retail prices range from $4 to $49 per unit.

Water Filters

         We acquired our water filtration line in 1997 and manufacture the products in Miami, Florida. The line utilizes a proprietary filtration medium which we consider a trade secret and have not patented. Our water filtration line consists of 31 models ranging in capacity from 1/2 to

300 gallons per minute. Besides selling our water filters through our catalog, direct sales organization and the Internet, we also have independent distributors who purchase the water filter line for resale. We have no written agreements with these distributors and such sales are generally made by purchase order.

Competition

         The primary channels of distribution for the Company's products are:
(i) mass market retailers which include drug stores, supermarkets, mass merchandisers and discount stores; (ii) health food stores; (iii) direct sales organizations; (iv) mail order; and (v) the Internet. The market is highly competitive. We believe that we compete based upon the information which we provide to our customers through the Family Health News and our World Wide Web site. We believe the narrow focus of our product line, along with the information provided, avoids the confusion of the typical retail location which carries a vast selection of products but generally offers little information on the products.


Order Fulfillment

         We currently have between four and six individuals available for receiving orders and offering customer service between 8:00 am and 6:00 pm Eastern Time, Monday through Friday and can accept online payments at two websites 24 hours a day seven days a week. The administrative office can handle up to twenty simultaneous orders. We generally ship orders within one day of receipt.

Government Regulation

          The manufacturing, processing, formulation, packaging, labeling and advertising of certain of our products are subject to regulation by one or more federal agencies, including the FDA, the Federal Trade Commission ("FTC"), the Consumer Product Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are also regulated by various agencies of the states and localities, as well as of foreign countries, in which the Company's products are sold. In particular, the FDA regulates the safety, labeling and distribution of dietary supplements, including vitamins, minerals, herbs, food, OTC and prescription drugs and cosmetics. The regulations that are promulgated by the FDA relating to the manufacturing process are known as CGMPs, and are different for drug and food products. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of vitamins, OTC drugs, cosmetics and foods.

          The Dietary Supplement Health and Education Act of 1994 ("DSHEA") was enacted on October 25, 1994. DSHEA amends the Federal Food, Drug and Cosmetic Act by defining dietary supplements, which include vitamins, minerals, nutritional supplements and herbs, as a new category of food separate from conventional food. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, the FDA is generally prohibited from regulating the active ingredients in dietary supplements as drugs unless product claims, such as claims that a product may heal, mitigate, cure or prevent an illness, disease or malady, trigger drug status.

          DSHEA provides for specific nutritional labeling requirements for dietary supplements and FDA's final regulations require that all dietary supplements must be labeled in compliance with the regulations by no later than March 23, 1999. DSHEA permits substantiated, truthful and non-misleading statements of nutritional support to be made in labeling, such as statements describing general well-being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining a structure or function of the body. On April 29, 1998, FDA issued a Proposed Rule, "Regulations on Statements Made For Dietary Supplements Concerning the Effect of the Product on the Structure or Function of the Body." The Proposed Rule, when finalized, will establish criteria for determining when a statement is a claim to diagnose, cure, mitigate, treat or prevent disease thereby making the product an unapproved new drug. The Company anticipates that the FDA will finalize this Proposed Rule, as well as CGMPs which are specific to dietary supplements.

          Final labeling regulations require expanded or different labeling for the Company's vitamin and nutritional supplement products. Final CGMPs for dietary supplements will require at least some of the quality control provisions contained in the CGMPs for drugs. The Company cannot determine what effect such regulations, when fully implemented, will have on its business in the future. Such regulations could, among other things, require the recall, reformulation or discontinuance of certain products, additional record keeping, warnings, notification procedures and expanded documentation of the properties and manufacturing processes of certain products and scientific substantiation regarding ingredients, product claims, safety or efficacy. Failure to comply with applicable FDA requirements can result in sanctions being imposed on the Company or the manufacturers of its products, including, warning letters, fines, product recalls and seizures.

          On November 18, 1998, the FTC issued its "Dietary Supplements: An Advertising Guide for Industry." Such guide provides an application of FTC law to dietary supplement advertising and includes examples of how principles of advertisement interpretation and substantiation apply in the context of dietary supplement advertising. Such Guide provides additional explanation but does not substantively change the FTC's existing policy that all supplement marketers have an obligation to ensure that claims are presented truthfully and to verify the adequacy of the support behind such claims. The Company believes that its current advertising is in substantial compliance with such Guide, although no assurances can be given in this regard.

          We are subject to regulation under various state and local laws which include provisions regulating, among other things, the operation of direct sales programs.

          In addition, we cannot predict whether new legislation regulating our activities will be enacted. Such new legislation could have a material adverse effect on the Company.

Product Liability Insurance

          The Company, like other distributors and retailers of products that are ingested, faces an inherent risk of exposure to product liability claims if, among other things, the use of its products results in injury. Because we do not manufacture our ingestable products, we do not currently have product liability insurance for these products. However, we require that each of our suppliers certify that it carries adequate product liability insurance and in the event of any claims would seek indemnification from the manufacturer.

Employees

          As of August 16, 1999, we employed 5 persons on a full-time basis and 6 persons on a part-time basis. None of our employees are represented by a collective bargaining unit.

Item 2.       Management's Discussion and Analysis or Plan of Operations.

         The following discussion and analysis should be read in conjunction with the financial statements and notes thereto that appear elsewhere herein.

         This Form 10-SB contains forward looking statements including, without limitation, statements relating to the Company's plans, expectations, intentions, and adequate resources, and are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The words "believes" "intends" "expects" "plans" "anticipates" "estimates" or "potential" and similar expressions identify forward looking statements. The Company does not undertake to update, revise, or correct any of the forward looking information. Actual results may differ materially from those expressed in any forward looking statement made by or on behalf of the Company. Some important factors that could cause the Company's actual results or expectations to differ materially from those discussed in the forward looking statements include,

         We generate revenue from two sources: subscription revenue from publication of Family Health News and sale of products. All products other than our water filter line are purchased from manufacturers. We seek distributor pricing of approximately 42% of retail price on purchased products.

         RESULTS OF OPERATIONS

         The following table sets forth certain operating data as a percentage of total revenues for the periods indicated.

                                             Fiscal Year                                       Six Months
                                         1997         1998                                6/30/98       6/30/99

Revenues:
Total Revenues                           100%          100%                                  100%         100%

Cost of Goods Sold                      43.3          41.8                                  42.9           43

Gross Profit                            56.7          58.2                                  57.1           57

Selling, General and                    59.2          77.8                                  71.4         83.9
Administrative


SIX MONTHS ENDED JUNE 30, 1999 AND 1998

         Sales for the six months ended June 30, 1999 were $166,600 an 11% decrease over sales for the six months ended June 30, 1998. Decrease was due to a reduced level of sales activity.

         Cost of goods sold as a percentage of sales was 43% for the six months ended June 30, 1999 as compared to 42.9% for the six months ended June 30, 1998 reflecting a slight increase is sales of our lower margin products.

         Selling, general and administrative expenses increased to $150,186 for the six months ended June 30, 1999. However this was 83.9% of sales compared 71.4% of sales for the six months ended June 30, 1998. This increase was due primarily to legal and professional fees.

FISCAL 1998 COMPARED TO FISCAL 1997

         Sales for the year ended December 31, 1998 were $311,147 a 17% decrease from sales for the year ended December 31, 1997. Decrease was due to poor results from advertising budget - infomercials.

         Cost of goods sold as a percentage of sales was 41.8% for the year ended December 31, 1998 as compared to 43.3% for the year ended December 31, 1997 reflecting our success in adjusting our product mix to products with higher margins.

         Selling, general and administrative expenses increased to $298,984 for the year ended December 31, 1998. However this was 77.8% of sales compared 59.2% of sales for the year ended December 31, 1997. This increase was due primarily to legal and professional fees.

LIQUIDITY AND CAPITAL RESOURCES

         As of June 30, 1999 the balance sheet reflects a note payable of $460,000 owed to the Rockland Corporation of Tulsa Oklahoma for the purchase of our water filter line. This reflects a $400,000 dollar purchase price plus two and one half years interest at 6%. As of August 20th 1999 the $400,000 purchase price was adjusted to $250,000 and the interest was forgiven in exchange $23,000 in merchandise and $10,000 cash. A payment schedule was agreed to. It is a ten year note at 7% on $250,000 due January 1, 2009. The payments were made as required by this note to make it current as of the date of this filing.

         The Company had a cash balance of $268,868 as of June 30, 1999 and believes it has adequate working capital for at least the next 12 months.

"Y2K" ISSUE:

         The "Y2K" issue arises because certain computer systems were originally designed to handle a two digit year would have difficulty dealing with dates after December 31, 1999. The Company has reviewed its personal computers and software and have determined that its systems are Y2K compliant. We have also discussed this issue with our suppliers and Internet site host and have been assured that there would be no major interruptions due to the Y2K Issue.

Item 3.   Description of Property.

         All of the operations of the Company are conducted from premises leased from independent landlords. The following table sets forth information concerning these facilities:

         Location Tenant                     Approx. Size              Lease Expiration          Monthly Rent
         ---------------                     ------------              ----------------          ------------

         9845 N.E. 2nd Avenue                1,200 Sq. Ft.             Month-to-Month            $  745.50
         Miami Shores, FL 33138

         13341 N.E. 17th Avenue              6,500 Sq. Ft.             August 2001               $1,647.50
         N. Miami, FL 33161

Item 4.  Security Ownership of Certain Beneficial Owners and Management.

         The following table sets forth, as of August 17, 1999, the beneficial ownership of our 2,524,100 outstanding shares of Common Stock by (1) the only persons who own of record or are known to own, beneficially, more than 5% of our Common Stock; (2) each director and executive officer of the Company; and
(3) all directors and officers as a group.

                                                    Number of
         Name                                         Shares                           Percent
         ----                                       ---------                          -------

         John M. Taggart                             856,000                            32.6%

         Ellen & Timothy McLaughlin                  260,000                             9.9%

         Equitable Management Services               200,000                             7.6%

         David M. Taggart                             53,000                               2%

         Preston T. Johnson                           50,000                             1.9%

         All directors and officers                  959,000                            36.5%
         as a group (3 persons)

Item 5.       Directors, Executive Officers, Promoters and Corporate Persons.

         The directors and executive officers of the Company are:

               Name                                  Age               Position
               ----                                  ---               --------

         John M. Taggart                              39               President, Chairman of the Board

         David M. Taggart                             44               Director

         Preston T. Johnson                           62               Director

John Taggart has been President and Chairman since our incorporation. He is the brother of David Taggart, a director.

David Taggart has been a director since inception. He has been employed as a tax accountant by Bacardi-Martini USA, Inc. since 1975. He is the brother of John Taggart.

Preston T. Johnson has been retired since 1984.

Item 6.       Executive Compensation.

         Summary Compensation Table

         The following table sets forth the total compensation paid to the Company's chief executive officer for the last three completed fiscal years. No executive officer of the Company received compensation of $100,000 or more during any such year.

                                                                                                 Other Annual
         Principal Position                 Year              Salary            Bonus            Compensation
         ------------------                 ----              ------            -----            ------------
         John Taggart, President            1998              $28,600            -0-                  -0-
                                            1997              $25,700            -0-                  -0-
                                            1996              $23,850            -0-                  -0-

         We do not currently have any long term compensation plans, pension plans or stock based compensation plans.

DIRECTOR COMPENSATION No fees are paid for director services.


Item 7.   Certain Relationships and Related Transactions.

         None.

Item 8.   Description of Securities.

         Common Stock

         The Company is authorized to issue 12,500,000 shares of Common Stock, $.002 par value. The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are fully paid and nonassessable.


                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and other Shareholder Matters.

         The Company's Common Stock trades on the over-the-counter under the symbol: HBDC. The following sets forth the range of high and low bid quotations for the periods indicated as reported by National Quotation Bureau, Inc. Such quotations reflect prices between dealers, without retail mark-up, markdown or commission, and may not represent actual transactions and have not been adjusted for stock splits and have not been adjusted for stock splits.


Quarter Ended                                                  High bid                 Low bid
-------------                                                  --------                 -------
March 31, 1997                                                  $5.00                    $5.00
June 30, 1997                                                    5.00                     1.875
September 30, 1997                                               1.50                     2.65
December 31, 1997                                                2.75                     1.625
March 31, 1998                                                   1.75                     1.25
June 30, 1998                                                    3.375                    1.125
September 30, 1998                                               4.75                     3.50
December 31, 1998                                                6.125                    4.00
March 31, 1999                                                   6.50                     5.25
June 30, 1999

         There are no restrictions on the payment of dividends. We have paid no dividends to date and none are anticipated. As of August 17, 1999 there were approximately 140 holders of record of the Company's common stock.

Item 2.       Legal Proceedings.

         None.

Item 3.       Changes In and Disagreements With Accountants.

         None.

Item 4.       Recent Sales of Unregistered Securities.

         The following provides information concerning all sales of securities within the last three years which were not registered under the Securities Act of 1933.

         In October 1996 the Company issued 1,200,000 shares of its common stock to four persons in connection with its acquisition of the Family News, Inc. Such shares were issued without registration pursuant to the exemption available under Section 4(2) of the Securities Act of 1933.

         In a private placement in the second quarter of 1996 the Company issued common stock purchase warrants to purchase 1,000,000 shares of common stock. 824,100 shares were issued upon exercise of such warrants for $486,850 through March 28, 1999. Such shares were issued pursuant to an exemption from registration under Rule 504 of Regulation D.

Item 5.       Indemnification of Directors and Officers.

         The Florida Business Corporation Act provides that a person who is successful on the merits or otherwise in defense of an action because of service as an officer or director or a corporation, such person is entitled to indemnification of expenses actually and reasonably incurred in such defense. F.S. 607.0850(3).

         Such Act also provides that the corporation may indemnify an officer or director, advance expenses, if such person acted in good faith and in a manner the person reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe his conduct was unlawful. F.S. 607.0850(1)(2).

         A court may order indemnification of an officer or director if it determines that such person is fairly and reasonably entitled to such indemnification in view of all the relevant circumstances.
F.S. 607.0850(9).

                                    PART F/S

The following financial statements are included herein:

              Audited Financial Statements:

              Independent Auditors' Report

              Balance Sheets as at
              December 31, 1998 and 1997

              Statements of Income,
              years ended December 31, 1998 and 1997


              Statement of Changes in Stockholders'
              Equity, years ended December 31, 1998 and 1997

              Statements of Cash Flows, years ended December 31, 1998 and 1997 Notes to Financial Statements.

              Unaudited Financial Statements:

              Balance Sheet as at
              June 30, 1999

              Statements of Income, Six months
              ended June 30, 1999 and 1998

              Statement of Changes in Stockholders'
              Equity, Six months ended June 30, 1999

              Statements of Cash Flows, Six months ended
              June 30, 1999 and 1998

              Notes to Financial Statements.

                                    PART III

Item 1.       Exhibits

Exhibit No.                                                   Description
-----------                                                   -----------


2(a)                                                          Articles of Incorporation of the Registrant*

2(b)                                                          Articles of Amendment to Articles of
                                                              Incorporation*

2(c)                                                          By-Laws of the Registrant*

27                                                            Financial Data Schedule (for SEC use only)*

                           * to be filed by amendment

                                   SIGNATURES

         In accordance with Section 12 of the Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized this 1st day of September, 1999.

                             HAND BRAND DISTRIBUTION, INC.



                             By: s/ John Taggart
                                 -----------------------
                                 John Taggart, President

                               TABLE OF CONTENTS



                                                                     PAGE NO.


Independent Auditors' Report

Balance Sheet

Statement of Income

Statement of Changes in Stockholders'
Equity

Statement of Cash Flows

Notes to Financial Statements

                          INDEPENDENT AUDITORS' REPORT





To the Board of Directors and Stockholders
Hand Brand Distribution, Inc.
Miami, Florida

We have audited the accompanying balance sheet of Hand Brand Distribution, Inc. as of December 31, 1997 and 1998, and the related statements of income, equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hand Brand Distribution, Inc. as of December 31, 1997 and 1998, and its income and retained earnings, and cash flows for the year then ended, on the basis of generally accepted accounting procedures.





                                     SEWELL AND COMPANY, PA


Pembroke Pines, Florida
June 15, 1999

                         HAND BRAND DISTRIBUTION, INC.
                                 BALANCE SHEETS

                                                          DECEMBER 31,                   JUNE 30,
                                                    1997                1998              1999
                                                 -----------------------------         -----------
                                                                                       (UNAUDITED)

Current assets

 Cash                                            $   7,610           $   2,649           $ 267,686
 Accounts receivables                               18,002               9,973              14,623
 Inventory                                         279,712             253,643             300,810
 Other current assets                                5,000               5,600               5,600
                                                 -----------------------------           ---------

Total current assets                               310,324             271,865             588,719

Fixed assets                                       173,651             190,764             192,264
 Less: Accumulated depreciation                    (18,762)            (38,412)            (48,285)
                                                 -----------------------------           ---------
                                                   154,889             152,352             143,979
Other assets
 Deposits                                            2,025               2,025               2,025
 Goodwill and trademarks, net of accumulated
  amortization $29,481                             191,361             177,558             170,658
 Deferred tax asset                                  6,711               6,711               6,711
 Other assets                                        1,960               1,960               1,960
                                                 -----------------------------           ---------

Total other assets                                 202,057             188,254             181,354
                                                 -----------------------------           ---------

                                                 $ 667,270           $ 612,471           $ 914,052
                                                 =============================           =========


Liabilities
 Accounts payable                                $  25,199           $  13,749           $   4,839
 Taxes payable                                       1,662                 379                  43
                                                 -----------------------------           ---------

Total current liabilities                           26,861              14,128               4,882

Long term liabilities
 Notes payable                                     424,000             448,000             460,000
                                                 -----------------------------           ---------
                                                   424,000             448,000             460,000
Shareholders' equity
 Common stock $.002 par value, authorized:
  12,500,000 shares, issued and outstanding:
  3,400,000 and 1,773,100 and 1,8151,100 and
  2,524,100 at June 30, 1999                         3,546               3,630               5,048
 Additional paid in capital                        325,954             367,870             738,202
 Retained earnings (deficit)                      (113,091)           (221,157)           (294,080)
                                                 -----------------------------           ---------

                                                   216,409             150,343             449,170
                                                 -----------------------------           ---------

                                                 $ 667,270           $ 612,471           $ 914,052
                                                 =============================           =========

            See auditors' report and notes to financial statements.

                         HAND BRAND DISTRIBUTION, INC.
                                INCOME STATEMENT

                                                                                                       SIX MONTH ENDED
                                                        YEAR ENDED DECEMBER 31,                            JUNE 30,
                                               1996             1997              1998               1998             1999
                                            ---------------------------------------------         ---------------------------
                                                                                                          (UNAUDITED)

Income
 Sales net of returns                       $  79,912         $ 374,915         $ 311,147         $ 186,457         $ 166,601
 Less cost of goods sold                       54,557           157,044           134,776            80,607            72,564
                                            ---------------------------------------------         ---------------------------

Gross profit                                   25,355           217,871           176,371           105,850            94,037

Expenses
 General and administrative expenses           63,873           222,053           242,234           134,019           141,745
 Printing and publications                      9,566            26,385             8,750             5,132             8,442
 Depreciation and amortization                  3,272            31,168            33,453            16,773            16,773
                                            ---------------------------------------------         ---------------------------

                                               76,711           279,606           284,437           155,924           166,960
                                            ---------------------------------------------         ---------------------------

Net loss                                    $ (51,356)        $ (61,735)        $(108,066)        $ (50,074)        $ (72,923)
                                            =============================================         ===========================

Loss per common share                       $   (0.02)        $   (0.03)        $   (0.12)        $   (0.03)        $   (0.03)
                                            =============================================         ===========================

            See auditors' report and notes to financial statements.

                         HAND BRAND DISTRIBUTION, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                    YEARS ENDED DECEMBER 31, 1997, 1998 AND
                       THE SIX MONTHS ENDED JUNE 30, 1999

                                            COMMON STOCK                 PAID IN       ACCUMULATED
                                      SHARES            AMOUNT           CAPITAL          DEFICIT           TOTAL
                                   --------------------------------------------------------------------------------

Balance December 31, 1996           3,400,000         $   3,400         $253,000        $ (51,356)        $205,044

1 x 2 reverse stock split          (1,700,000)                                                                  --

Warrants exercised                     73,100               146           72,954                            73,100

Net loss from operations                                                                  (61,735)         (61,735)
                                   -------------------------------------------------------------------------------

Balance December 31, 1997           1,773,100             3,546          325,954         (113,091)         216,409


            See auditors' report and notes to financial statements.

                         HAND BRAND DISTRIBUTION, INC.
                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 YEARS ENDED DECEMBER 31, 1997, 1998 AND
                       THE SIX MONTHS ENDED JUNE 30, 1999

                                                   COMMON STOCK               PAID IN        ACCUMULATED
                                            SHARES             AMOUNT         CAPITAL          DEFICIT            TOTAL
                                          ------------------------------------------------------------------------------

Balance December 31, 1997                 1,773,100         $   3,546         $325,954        $(113,091)        $216,409

Warrant exercised                            42,000                84           41,916                            42,000

Net Loss from Operations                                                                       (108,066)        (108,066)
                                          ------------------------------------------------------------------------------
Balance December 31, 1998                 1,815,100             3,630          367,870         (221,157)         150,343

Issuance of common stock
($.002 per share)                           709,000             1,418          370,332                           371,750

Net loss June 30, 1999                                                                          (72,923)         (72,923)
                                          ------------------------------------------------------------------------------

Balance June 30, 1999 (Unaudited)         2,524,100         $   5,048         $738,202        $(294,080)        $449,170
                                          ==============================================================================

            See auditors' report and notes to financial statements.

                         HAND BRAND DISTRIBUTION, INC.
                            STATEMENT OF CASH FLOWS


                                                    DECEMBER 31,                            JUNE 30,
                                                       1997            1998           1998            1999
                                                  ----------------------------    -----------------------------
                                                                                          (UNAUDITED)

Cash flows from operating activities:
Net loss                                          $    (61,735)   $   (108,066)   $    (50,074)   $    (72,923)
                                                  ----------------------------    ----------------------------

Adjustments to reconcile net loss to net
 cash provided by operating activities:
  Depreciation and amortization                         31,168          33,453          16,773          16,773
  (Increase) decrease in accounts receivable           (15,079)          8,029           4,896          (4,650)
  (Increase) decrease in prepaid expenses
  (Increase) decrease in inventories                  (251,712)         26,069          20,824         (47,167)
  (Increase) decrease in other assets                  (97,531)           (600)
  Increase (decrease) in accounts payable               18,371         (12,733)         10,830          (9,246)
  Increase (decrease) in accrued liabilities             1,662
                                                  ----------------------------    ----------------------------

  Total adjustments                                   (313,121)         54,218          53,323         (44,290)
                                                  ----------------------------    ----------------------------

Net cash used by operating activities                 (374,856)        (53,848)          3,249        (117,213)
                                                  ----------------------------    ----------------------------

Cash flows from investing activities:
 Cash payments for the purchase of property           (118,079)        (17,113)                         (1,500)
                                                  ----------------------------    ----------------------------

 Net cash used by investing activities                (118,079)        (17,113)             --          (1,500)
                                                  ----------------------------    ----------------------------

 Cash flows from financing activities:
 Proceeds from issuance of common stock                    146
 Adjustment to additional paid in capital
 Proceeds from issuance of long-term debt              424,000          24,000          12,000          12,000
 Proceeds from issuance of stock warrants               72,954          42,000          14,500         371,750
                                                  ----------------------------    ----------------------------

 Net cash provided by financing activities             497,100          66,000          26,500         383,750
                                                  ----------------------------    ----------------------------

Net increase in cash and cash equivalents                4,165          (4,961)         29,749         265,037

Cash and cash equivalents, beginning of year             3,445           7,610           7,610           2,649
                                                  ----------------------------    ----------------------------

Cash and cash equivalents, end of year            $      7,610    $      2,649    $     37,359    $    267,686
                                                  ============================    ============================

            See auditors' report and notes to financial statements.

                         HAND BRAND DISTRIBUTION, INC.
                            STATEMENT OF CASH FLOWS


                                                         DECEMBER 31,                            JUNE 30,
                                                            1997           1998              1998        1999
                                                         -----------------------        --------------------------
                                                                                               (UNAUDITED)

Supplemental disclosures of cash flow information:
 Cash paid during the period for:

    Interest expense                                     $ 24,000       $ 24,000
                                                         =======================        ==========================

  Acquisition Note
  In connection with the acquisition of The Family News, Inc., the company acquired assets with a fair value of $ 216,000.

  Shareholders' equity note
  During the second quarter, the company issued 600,000 shares of its common stock pursuant to a private placement offering. The proceeds from the offering were $40,000 net of offering cost of $10,000.


            See auditors' report and notes to financial statements.

                          HAND BRAND DISTRIBUTION, INC.
                   CONSOLIDATED NOTES TO FINANCIAL STATEMENTS
                      YEARS ENDED DECEMBER 31, 1997 & 1998



NOTE 1   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Hand Brand Distribution, Inc.("the Company") was incorporated in November 1995, under the laws of the State of Florida for the purpose of developing and marketing nutritional supplements, cleaning and hygiene products. It also publishes a news catalog to market its products.

         Basis of Accounting
         The Company presents its financial statements on the accrual basis of accounting in compliance with generally accepted accounting principles.

         Income Taxes
         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes.

         Use of Estimates in Preparation of Financial Statements
         The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date, and the reported amounts of revenues and expenses for the period presented. Actual results could differ from these estimates.

         Cash and Cash Equivalents
         The Company considers all cash and cash equivalents highly liquid investments with an original maturity of three months or less to be cash equivalents.

         Inventory
         The inventory of the Company is recorded at average cost and includes nutritional supplements, cleaning and hygiene products and raw materials from the acquisition of The Rockland Corporation, doing business as Lifetime Water.

         Property and Equipment and Depreciation
         Property and equipment are stated at cost. Depreciation is computed by using the straight-line method based over the assets estimated useful lives as follows:

                  Furniture & Fixtures                   5 - 10 years

         Amortization
         Amortization of trademarks and goodwill is determined utilizing the straight-line method based generally on the estimated useful lives of the intangibles as follows:

                  Trademarks                             15 years
                  Goodwill                               15 years

         Credit Risk
         Financial instruments that potentially subject the Company to credit risk include cash on deposit with one financial institution amounting to $2,649 at December 31, 1998, which was insured for up to $100,000 by the U.S. Federal Deposit Insurance Corporation (FDIC).

         Advertising
         Advertising costs are charged to operations when incurred. Advertising costs during 1998 amounted to $2,257.


NOTE 3   COMMON STOCK AND PREFERRED STOCK

         The Company has authorized 12,500,000 shares of common stock. The shares of common stock issued and outstanding for 1997 and 1998. This includes June 30, 1999 unaudited.


         At December 31, 1997, the total shares of common stock was as follows:

                  1 for 2 Reverse Stock split (3,400,000/2)    1,700,000
                  Warrants exercised - 73,100                     73,100
                                                               ---------
                           Total (par value of $.002)          1,773,100
                                                               =========

                   COMMON STOCK AND PREFERRED STOCK CONTINUED


         During 1998, a total of 42,000 warrants were exercised at a price of $1.00 per share.

         At December 31, 1998, the total shares of common stock was as follows:

                  Issued & outstanding December 31, 1997       1,773,100
                  Warrants exercised - 42,000                     42,000
                                                               ---------

                           Total (par value of $.002)          1,815,100
                                                               =========

         The warrants not exercised at December 31, 1998 were extended for a one-year period and maintain the stated terms of conversion.

         The total amount of warrants outstanding is 834,900 at December 31, 1998.

         During 1999 (unaudited) a total of 709,000 warrants were exercised, 34,500 at $1.00 and 674,500 at $.50

         At June 30, 1999, the total shares of common stock Was as follows:

                  Issued & Outstanding December 31, 1998       1,815,100
                  Warrants Exercised - 709,000                   709,000
                                                               ---------

                           Total (par value of $.002)          2,524,100

                  Subsequent to 34,500 warrants being converted in the first quarter of 1999 the company offered a premium share for every warrant converted from March 21 through April 21, 1999 resulting in a yield of 50 cents per share on 674,500 shares.


NOTE 3   INCOME TAXES

         The Company reduced taxable income in 1997 by applying federal net operating losses to pre-tax income, reducing the taxable income by $63,316. These losses were carried forward from prior years.

         The Company has a remaining federal net operating loss carryforward of $221,157, of which $60,316 expires in 2011, and $57,590 expires in 2017, and $108,066 expires in 2018.

         In addition, the purchase of The Family News, Inc. entitles the Company to additional NOL's of approximately $45,000, which expire in 2008, 2009, and 2011. The respective deferred tax asset of $6,711 is reflected in the balance sheet.

NOTE 4   INVENTORIES

         At December 31, 1997, inventories consisted of the following:

                  Finished goods                  $187,245
                  Raw materials                     92,467
                                                  --------

                                                  $279,712
                                                  ========

         At December 31, 1998, inventories consisted of the following:

                  Finished goods                  $157,665
                  Raw materials                     90,407
                  Labels and jars                    5,571
                                                  --------

                                                  $253,643
                                                  ========


NOTE 5   FIXED ASSETS

         Furniture and fixtures were acquired with the purchase of The Family News, Inc.

         Equipment was purchased from The Rockland Corporation, doing business as Lifetime Water.

         Fixed assets at December 31, 1997 consisted of the following:

                 Furniture & fixtures               $ 55,572
                 Equipment                           118,079
                                                    --------
                                                     173,651
                 Less accumulated depreciation       (18,762)
                                                    --------

                 Total                              $154,889
                                                    ========

         Depreciation expense for the year ended December 31, 1997 was $17,365.


         Fixed assets at December 31, 1998 consisted of the following:

                  Furniture & fixtures              $ 55,974
                  Computers and software              16,711
                  Equipment                          118,079
                                                    --------
                                                     190,764
                  Less accumulated depreciation      (38,412)
                                                    --------

                  Total                             $152,352
                                                    ========

         Depreciation expense for the year ended December 31, 1998 was $19,650.

NOTE 6   INTANGIBLE ASSETS

         At December 31, 1997, intangible assets are summarized by major classification as follows:

                                       TFN          Lifetime        Total
                                    ---------      ---------      ---------

                  Trademark         $  12,500      $  95,131      $ 107,631
                  Goodwill             99,408              0         99,408
                                    ---------      ---------      ---------
                                      111,908         95,131        207,039
                  Less:
                   Accumulated
                   amortization        (9,336)        (6,342)       (15,678)
                                    ---------      ---------      ---------

                         Total      $ 102,572      $  88,789      $ 191,361
                                    =========      =========      =========

         The goodwill represents the excess of the cost over the fair value of net assets of the acquired business, The Family News, Inc.

         Amortization expense for the year ended December 31, 1997 was $13,803


         At December 31, 1998, intangible assets are summarized by major classification as follows:

                                        TFN        Lifetime         Total
                                    ---------      ---------      ---------

                  Trademark         $  12,500      $  95,131      $ 107,631
                  Goodwill             99,408              0         99,408
                                    ---------      ---------      ---------
                                      111,908         95,131        207,039
                  Less:
                   Accumulated
                   amortization       (16,797)       (12,684)       (29,481)
                                    ---------      ---------      ---------

                         Total      $  95,111      $  82,447      $ 177,558
                                    =========      =========      =========

         The goodwill represents the excess of the cost over the fair value of net assets of the acquired business, The Family News, Inc.

         Amortization expense for the year ended December 31, 1998 was $13,803.


NOTE 7   PROMISSORY NOTE PAYABLE

         The Company has a non-negotiable promissory note payable in the amount of $400,000. The note is jointly and severally guaranteed to The Rockland Corporation by the Company and John M. Taggart.

         Interest is 6% on the entire outstanding balance and a 2.5% fee will be added to each installment if more than 7 days past due. The late fee shall be 5% if more than 30 days past due.

                        PROMISSORY NOTE PAYABLE CONTINUED

         Payments are in the amount of $44,443 to be made in nine equal installments plus interest on the entire outstanding balance beginning on January 1, 1998. The first payment due on January 1, 1999, has been extended for a twelve month period, with no fees or penalties. According to management, the Company will renegotiate the loan in 1999, and has agreed to accept partial payment from inventory.

         Accrued interest of $24,000 as of December 31, 1998 has been recorded.


NOTE 8   COMMITMENTS

         On July 10, 1998, the Company entered into a lease agreement with Bert Manno for warehouse space in North Miami, Florida. Monthly payments are $1,500 plus tax for a period of two years, ending January 30, 2000.

         Since 1992, the Company has maintained a lease agreement with Shapar Realty Company for its main facility, renewable annually. Monthly rental payments are $700 plus tax.

         Total rental expense for the year ended December 31, 1998 was $31,373.


NOTE 9   LEGAL CONTINGENCIES

         In the normal course of business, the Company was involved in a civil action lawsuit. The case was dismissed on March 2, 1999

NOTE 10  ACQUISITION

         During January 1997, the Company acquired the assets of the water filter division of The Rockland Corporation for a purchase price of $400,000. The acquisition was accounted for as a purchase and was included with combined operations from that date through December 31, 1997. The purchase was financed with $400,000 installment promissory note plus 6% interest on the entire outstanding balance.

         The total purchase price of $400,000 was allocated as follows:

                 Raw materials                         $ 92,467
                 Equipment                              118,079
                 Other intangible assets                 95,131
                 Inventory                               94,323
                                                       --------

                 Total                                 $400,000
                                                       ========